Chart Industries, Inc.

One Infinity Corporate Centre Drive Garfield Heights, OH 44125, USA Phone: 440.753.1490 Fax: 440.753.1491 www.chart-ind.com

May 5, 2005

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0519

Re:	Chart Industries, Inc.
10-K for the fiscal year ended December 31, 2004
File No. 1-11442

Dear Mr. Decker:

This letter is in response to the staff’s comments for future filings and requests for supplemental information on the above referenced Form 10-K that were issued in your comment letter dated April 14, 2005. Chart Industries, Inc. (the “Company” or “Chart”) is ever mindful of its disclosure requirements and responsibilities under the federal securities laws and welcomes this opportunity to respond to the staff’s comments. For your ease of reference, we have chosen to format this letter by reiterating your comments (in bold) and then following the comment with our supplemental response. Also, all amounts are in thousands of dollars except as otherwise noted.

Management’s Discussion and Analysis - Pro Forma Combined Company

1.	Notwithstanding your belief that Reorganized Chart’s results of operations, other than cost of sales, interest expense, and financing costs amortization, were not significantly affected by the adoption of Fresh-Start accounting, it is not appropriate to present and discuss combined results for the nine months ended September 30, 2003 and the three months ended December 31, 2003 as these periods are not comparable. Please revise your MD&A in future filings to eliminate any financial information that combines the results of the Reorganized Company and Predecessor. Please also disclose and discuss the

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

separate historical results of the Reorganized Company and Predecessor during the year ended December 31, 2003.

Response

We respectfully submit to the staff that our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) presentation complies with the spirit and the letter of Item 303 of Regulation S-K, as interpreted by the Securities & Exchange Commission (the “Commission” or the “SEC”) and its staff, and provides the investing public with a clear understanding of our results of operations as seen through the eyes of our management.

In its December 2003 interpretive release regarding MD&A, the Commission summarized the approach to MD&A as follows:

MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.

We believe that our presentation and comparison of the results of operations for the twelve months ended December 31, 2003 conforms to management’s view of our business and therefore is an appropriate disclosure format for our MD&A.

As we prepared our MD&A, we considered recent Commission administrative proceedings and public statements of members of the Commission and its staff stressing the necessity for MD&A to transcend strict conformity to U.S. generally accepted accounting principles (“GAAP”). For example, on April 10, 2003, Allen Beller, Director, Division of Corporation Finance, stated that “[t]here are circumstances where it is necessary for companies to use MD&A to fill in the gaps in GAAP. . . . [A]ccounting that conforms to GAAP can still leave out facts that are necessary for a proper material understanding of a company’s financial condition and results of operations. . . .” In addition, Commissioner Cynthia A. Glassman on September 16, 2003 also took the position that MD&A is designed to fill in the disclosure gaps left by strict compliance with GAAP, noting that the

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

Commission’s “certification requirements for CEOs and CFOs anticipate that they will use the MD&A and other means to bridge the gaps in GAAP.” Commissioner Glassman emphasized that the certification requirement “goes beyond being able to show that the financial statements are in technical compliance with GAAP.”

In preparing our MD&A, we considered the fact that the results of operations for the nine-month period ended September 30, 2003 and the three-month period ended December 31, 2003 are not necessarily comparable under GAAP due to our adoption of Fresh-Start accounting. We also considered the impact of our 2003 pre-packaged bankruptcy emergence, less than 70 days after making our Chapter 11 filing, on our overall results of operations. While we realize there is no precedent established by the MD&A of other registrants, our review found other examples of companies emerging from bankruptcy who prepared their MD&A in a similar manner, especially companies like ours that filed pre-packaged bankruptcy plans and emerged quickly with few income statement line items materially impacted by the bankruptcy. In addition, in an effort to provide the public with the most complete and accurate picture of our predecessor and successor operations and the impact of the bankruptcy, in strict conformity with GAAP, our MD&A devoted significant narrative and tabular disclosure to a reconciliation of our results of operations from GAAP to our pro-forma combined results for the twelve months ended December 31, 2003.

Our pre-packaged bankruptcy proceeding, unlike the typical bankruptcy, was commenced and concluded within the same fiscal quarter of 2003. It significantly impacted our senior debt and equity interests, but not our fundamental results of operations. Also, management continued to view the core results and operations of the business as a composite whole for the twelve months ended December 31, 2003. As stated in the December 2003 MD&A interpretive release, MD&A is required to provide the level of detailed information that would allow the public to ascertain the likelihood that our past performance was indicative of future performance. We continue to believe that the best way to assist the public in making this determination is to provide the combined company information for the twelve months ended December 31, 2003 to allow comparative analysis with our results of operations for the 2002 and 2004 fiscal years.

We remain concerned that if our MD&A merely reiterated the GAAP financials and presented narrative disclosure in strict reliance on GAAP, without providing

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

the appropriate context in which to analyze the known trends, demands, commitments and uncertainties for the entire twelve months ended December 31, 2003, we might not adequately meet our disclosure requirements under Item 303 of Regulation S-K as interpreted by the Commission. We have considered presenting MD&A for the nine-month period ended September 30, 2003 and the three-month period ended December 31, 2003 separately, but believe that such a bifurcated presentation may not provide the same level of analysis of the twelve months ended December 31, 2003 or a meaningful comparison to other periods presented. We were concerned that by providing the three- and nine-month periods for 2003 on a stand-alone basis we could potentially expose ourselves to a claim that we were obfuscating the trend analysis between periods that is the hallmark of a good MD&A.

After weighing these factors, we made the determination that the current presentation was the best way to comply with both the spirit and the letter of Item 303 of Regulation S-K and fulfill our MD&A mandate to provide investors with a view of the business through the eyes of management and fill in the disclosure gaps left by a strict reiteration of GAAP numbers.

If after reviewing the above information, the staff continues to believe the Company’s MD&A presentation should be revised we would be more than happy to discuss your remaining concerns or questions.

Contractual Obligations

2.	Please revise your table of contractual cash obligations in future filings to include the following:

•	Estimated interest payments on your debt; and

•	Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

items and provide any additional information that is material to an understanding of your cash requirements.

Response

In future annual filings, the Company will revise the table of contractual cash obligations to include the following, to the extent applicable, as well as assumptions made to derive the amounts:

•	The estimated interest payments on our debt; and

•	Our planned funding of pension and other postretirement benefit obligations.

Note I - Employee Benefit Plans

3.	Tell us supplementally and revise future filings to clarify the nature of the $2,015 curtailment gain recognized in 2004.

Response

The curtailment gain in 2004 relates to the Chart Inc. Retirement Income Plan that was frozen on December 31, 2004. This plan’s benefit assumptions included, among other things, certain future salary increases that had been recognized in prior service costs and were discontinued when the plan was frozen. As a result, the Company’s projected benefit obligation was decreased at December 31, 2004 by $2,015, described as “Plan amendments” in the table set forth in Note I – Employee Benefit Plans. Furthermore, the corresponding net pension liability recognized at December 31, 2004 was increased by an offsetting $2,015, described as a “Curtailment gain” in the table set forth in Note I – Employee Benefit Plans. As a result, no curtailment gain was recorded in 2004, but rather deferred to be amortized in future years. This gain will be amortized over the average future service of the plan’s active population, which is approximately 13 years. After further consideration, the more appropriate presentation may have been to classify this deferred curtailment gain in the line item “Unrecognized actuarial loss (gain)” in the table set forth in Note I - Employee Benefit Plans rather than present it in a separate line item called “Curtailment gain” to derive the net pension liability recognized. We will revise future filings accordingly.

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

The Company will revise future filings to clarify the nature of the $2,015 curtailment gain recognized in 2004.

Note F - Loss on Insolvent Subsidiary and Note L - Contingencies

4.	We note your loss recognized in connection with the write-off of your net investment in CHEL. Tell us suppementally and revise future filings to identify the material components of the net investment you wrote off. Address whether you eliminated any CHEL liabilities, and if so, the appropriateness of extinguishing such liabilities under SFAS 140.

Response

Please refer to the following table for the identification of the material components of the net investment that the Company wrote-off related to CHEL.

Accounts Receivable	$2,413
Intercompany Receivables	3,904
Property Plant & Equipment, Net	2,939
Other Current Assets	1,168
Accounts Payable	(1,323)
Accrued & Other Current Liabilities	(1,302)
Cumulative Translation Adjustment	3,268
Minimum Pension Liability	2,615

Net Investment Write-off	$13,682

As shown in the table, there were liabilities eliminated and the Company considered the extinguishment of these liabilities appropriate in accordance with SFAS 140. SFAS 140 requires that a liability be derecognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor. These liabilities were extinguished judicially on March 28, 2003 in conjunction with CHEL filing for a voluntary administration under the United Kingdom (U.K.) Insolvency Act of 1986 and the subsequent approval on April 1, 2003 of CHEL’s application for voluntary administration and the appointment of an administrator. At that time, the insolvency administrator assumed control of CHEL, and the Company no longer had control of the assets or liabilities of CHEL. Therefore, we were legally

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

released from being the obligor of these specific liabilities as neither we nor any of our consolidated subsidiaries were obligors after CHEL ceased to be one of our consolidated subsidiaries.

The Company will revise future filings to identify the material components of the net investment write-off.

5.	Tell us supplementally and disclose in future filings the major components of the $13,682 impairment charge and where those charges are reflected in your statement of operations.

Response

The major components of the impairment charge of $13,682 are the same as the material components of the net investment write-off as shown in the table included in the response to comment 4 above. The $13,682 impairment charge was reflected as a component of operating income, “Loss on insolvent subsidiary”, in the Predecessor Company’s statement of operations for the nine months ended September 30, 2003.

The Company will revise future filings to identify the major components of the impairment charge.

6.	We note your contingencies surrounding CHEL’s insolvency and have the following comments.

•	Tell us supplementally and revise future filings to address why you do not believe you are legally obligated to fund CHEL’s net pension obligations of $12,000.

•	Tell us supplementally and revise future filings to disclose the amount of claims asserted against the Company.

•	Tell us supplementally and revise future filings to address any other of CHEL’s obligations other than its pension that the Company may be liable for.

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

•	Address the potential negative impact of all the contingencies surrounding CHEL’s insolvency as it relates to the Company’s results of operations.

Response

The Company does not believe that it is legally obligated to fund CHEL’s net pension obligation of $12,000 because the pension plan was sponsored by CHEL and therefore CHEL is the primary obligor. Further, as noted in our response to comment 4, CHEL ceased to be one of our consolidated subsidiaries when the insolvency administrator assumed control of CHEL, and accordingly we ceased to have any obligation to fund the net pension obligation at that time. In addition, all intercompany claims of CHEL against the Company were discharged in the Company’s bankruptcy. The Company would also supplementally advise the staff that:

•	The Company received information that indicated the pension plan obligations significantly increased from December 31, 2002 to March 2003 primarily due to a decline in plan asset values and interest rates as well as increased liabilities; however, the $12,000 disclosed was only an estimate of the potential net pension obligation as of March 2003 and was not based upon an actuarial valuation as of that date, as we understood that a valuation had not been prepared since December 31, 2002.

•	In 2003, the Company obtained correspondence between the CHEL pension plan trustee and their legal counsel that advised the trustee to not make a claim against the Company in regard to the pension plan.

•	Subsequent to March 2003 and when the net pension obligation of $12,000 was estimated, the trustees of the CHEL pension plan elected to change the plan’s investment strategy, from a combination of stocks and bonds to all bonds, and applied to the Occupational Pensions Regulatory Authority (OPRA) to wind-up the pension scheme, which we understand was approved and is still in the process of being completed. We further understand that certain CHEL employees, who planned on retiring under the plan, were frozen out of the plan due to the wind-up action taken.

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

•	Further information is being submitted to the staff supplementally pursuant to a request for confidential treatment under Rule 83. By separate letter, the Company has requested confidential treatment of such further information pursuant to provisions of Rule 83 (17 C.F.R. § 200.83).

Only two claims have been asserted against the Company related to CHEL’s insolvency. In November 2003, the Company received a claim from PriceWaterhouseCoopers (“PWC”), the insolvency administrator for CHEL, dated October 30, 2003 in the amount of $5.6 million related to unpaid intercompany amounts due from the Company to CHEL. It should be noted that this claim did not take into account intercompany amounts due to the Company from CHEL, in the amount of $1.7 million, for a net amount due to CHEL of $3.9 million. This liability of $5.6 million was identified in the Company’s Reorganization Plan (described in PART I, Item 1, Chapter 11 Filing and Emergence and Note A to the consolidated financial statements of the Company’s 10-K for the fiscal year ended December 31, 2004) in Class 6 – Impaired Intercompany Claims, and was impaired. No objections were raised to the treatment of this liability during the bankruptcy process and, accordingly, the overall Reorganization Plan and specific discharge of this liability were confirmed by the Bankruptcy Court. Since this liability was discharged as part of the Company’s bankruptcy, we believed that it was no longer probable that a liability existed for this claim and the liability was reduced by the Company as of September 30, 2003.

Also, in November 2003, the Company received a claim from PWC dated October 30, 2003 in the amount of $256 to fund payroll, benefits and certain related costs for certain CHEL employees that were retained by the Company from the time of CHEL’s insolvency filing on March 28, 2003 through June 2003. The Company recorded this liability and reimbursed CHEL through a motion approved by the Bankruptcy Court in May 2004.

Additional information is being submitted to the staff supplementally pursuant to a request for confidential treatment under Rule 83. By separate letter, the Company has requested confidential treatment of such additional information pursuant to provisions of Rule 83 (17 C.F.R. § 200.83).

In future filings, the Company will address the potential negative impact of the contingencies surrounding CHEL’s insolvency on its results of operations in a manner similar to the manner in which it has addressed the potential negative impact of these contingencies on its liquidity and financial condition in the final paragraph of Note F - Loss on Insolvent Subsidiary and the second paragraph of Note L - Contingencies.

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

Note M - Operating Segments - Geographic Information

7.	In future filings, separately disclose material revenues from external customers attributed to an individual foreign country and material assets in an individual foreign county. Also disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraphs 38 of SFAS 131.

Response

In future annual filings, the Company will separately disclose revenues from external customers attributed to an individual foreign country that are material and long-lived assets in an individual foreign country that are material, as well as disclose the basis for attributing revenues from external customers to individual countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

Accounting Branch Chief

May 5, 2005

Response

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	The staff’s comments or changes to the Company’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above information responsive to your comments and questions. To the extent you have additional questions or require additional information please do not hesitate to contact Michael F. Biehl, Chief Financial Officer and Treasurer, at 440-544-1244 or James H. Hoppel, Jr., Corporate Controller, at 440-753-7514.

Sincerely,

/s/ Samuel F. Thomas
Samuel F. Thomas
President and CEO